Global Self Storage, Inc.
11 Hanover Square, 12th Floor
New York, NY 10005

November 27, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Mr. Isaac Esquivel
Ms. Kristi Marrone
Staff Accountant, Office of Real Estate & Construction

Re:	Global Self Storage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 30, 2020
File No. 001-12681

Dear Mr. Esquivel & Ms. Marrone:

We are submitting this letter in response to your letter dated November 18, 2020 regarding the above referenced filing by Global Self Storage, Inc. (the “Company”). For your convenience, we have set forth each of your (the “Staff”) comments in bold type and each comment is then followed by the Company’s response.
Item 15. Exhibits, Financial Statement Schedules, page 49

1.
The certifications filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please file an amendment to your Form 10-K to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. The amendment should include updated and corrected Section 302 certifications, Section 906 certifications, full Item 9A disclosure and your audited financial statements. Refer to Regulation S-K Compliance & Disclosure Interpretation 246.13.

The Company acknowledges the Staff's comment and respectfully informs the Staff that on November 27, 2020 the Company filed an amendment to its Annual Report on Form 10-K (the "Amended Form 10-K") that the Company previously filed with the SEC for the fiscal year ended December 31, 2019 to include updated Section 302 certifications (as required pursuant to Item 601(b)(31) of Regulation S-K).  In accordance with 246.13 of the Securities and Exchange Commission's Compliance and Discussion Interpretations on Regulation S-K and the Staff’s comment, the Amended Form 10-K included Item 8. Financial Statements and Supplementary Data, Item 9A. Controls and Procedures and the Sections 302 and 906 certifications.
Schedule III Real Estate and Related Depreciation, page F-21

2.
Please tell us how you complied with footnote 6 to Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost of your real estate assets for Federal income tax purposes.

The Company supplementally advises the Staff that it will include in applicable future filings with the Securities and Exchange Commission the aggregate cost of its real estate assets for Federal income tax purposes.

* * * * *

If you have any further questions, please feel free to contact me at (212) 785-0900.

Sincerely,

/s/ Thomas O’Malley

Thomas O’Malley
Chief Financial Officer